                                                                     EXHIBIT 12

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The following unaudited table presents the consolidated ratios of earnings to fixed charges. The ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits) and the portion of net rental expense which is deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on notes and debentures, Federal Home Loan Bank borrowings, federal funds purchased and securities sold under agreements to repurchase, mortgages, and other funds borrowed. The pro forma ratio of earnings to fixed charges to combined fixed charges has been presented to reflect the interest expense of the $60.0 million Senior Notes issued as part of the private placement that was effected to acquire Superior Bank in 1998.

                                              Year Ended December 31,
                                          --------------------------------
                                                  (As
                                               Restated)
                                          2001  2000(A)  1999 1998(B) 1997
                                          ---- --------- ---- ------- ----
      Earnings to Fixed Charges--Company:
       Excluding interest on deposits....
       Actual............................ 1.74   1.61    1.72  1.53     --
       Pro Forma.........................                      1.34     --
       Including interest on deposits....
       Actual............................ 1.28   1.25    1.30  1.13     --
       Pro Forma.........................                      1.09     --
      Earnings to Fixed Charges--Bank:
       Excluding interest on deposits....
       Actual............................ 2.37   2.12    2.35  2.83   3.83
       Pro Forma.........................                      2.77   4.25
       Including interest on deposits....
       Actual............................ 1.42   1.39    1.47  1.28   1.44
       Pro Forma.........................                      1.28   1.46

--------
(A) The December 31, 2000 ratios of earnings to fixed charges have been restated to reflect the adjustments related to the technology conversion. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Restatement" beginning on page 15, and Note 2 to the Notes to Consolidated Financial Statements.
(B) The 12 months ended December 31, 1998, include a $7.7 million provision for loan losses--See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Allowance for Loan Losses" beginning on page 14 of this Annual Report on Form 10-K for the year ended
    December 31, 2001. This should be considered in comparing the results of the 12 months ended December 31, 1998.